SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission File Number 0-20355

Costco 401(k) Retirement Plan

(full title of plan)

Costco Wholesale Corporation

999 Lake Drive

Issaquah, Washington 98027

(Name of issuer and address of principal executive offices of issuer)

COSTCO 401(k) RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm)

COSTCO 401(k) RETIREMENT PLAN

Page
4. REQUIRED INFORMATION
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2011 and 2010	3

Notes to Financial Statements	4

Supplemental Information

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011	12

Exhibit:

23 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Benefits Committee

Costco 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Costco 401(k) Retirement Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Seattle, Washington

June 19, 2012

COSTCO 401(k) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets:
Investments, at fair value:
Registered investment company and common commingled trust funds:
American Funds Growth Fund of America R5	$127,233,346	$126,307,472
American Funds New Perspective Fund R5	104,649,713	108,181,660
Artio International Equity I Fund	91,653,577	120,130,223
Davis New York Venture Fund Class Y	118,120,454	117,781,854
T. Rowe Price Small-Cap Stock Fund	183,736,252	173,974,312
T. Rowe Price Spectrum Income Fund	278,945,236	259,633,307
T. Rowe Price Mid-Cap Growth Fund	—	454,759,535
T. Rowe Price Institutional Mid-Cap Equity Growth Fund	457,598,761	—
T. Rowe Price Retirement Income Fund	13,374,092	10,953,613
T. Rowe Price Retirement 2005 Fund	9,401,735	8,381,121
T. Rowe Price Retirement 2010 Fund	28,706,957	28,830,182
T. Rowe Price Retirement 2015 Fund	66,234,916	58,858,113
T. Rowe Price Retirement 2020 Fund	117,533,547	104,265,354
T. Rowe Price Retirement 2025 Fund	124,996,155	109,547,055
T. Rowe Price Retirement 2030 Fund	141,438,817	125,155,620
T. Rowe Price Retirement 2035 Fund	111,627,790	99,327,178
T. Rowe Price Retirement 2040 Fund	160,379,782	141,484,663
T. Rowe Price Retirement 2045 Fund	157,971,163	132,330,296
T. Rowe Price Retirement 2050 Fund	52,290,573	39,249,121
T. Rowe Price Retirement 2055 Fund	35,972,589	25,067,964
T. Rowe Price Equity Index Trust Fund Class C	162,208,717	151,104,068
T. Rowe Price Stable Value Fund	1,105,968,917	980,687,599
Vanguard Total Bond Market Index Signal Fund	—	7,164,663
Vanguard Total Bond Market Index Fund Institutional Shares	16,633,409	—
Costco Wholesale Corporation common stock	1,639,430,047	1,384,778,950

Total investments	5,306,106,545	4,767,953,923

Notes receivable from participants	316,853,811	273,803,172
Cash	984,130	1,188,590
Contributions receivable:
Employer	212,579,022	197,396,953

Total	5,836,523,508	5,240,342,638

Adjustment from fair value to contract value for fully benefit-responsive investment contracts:	(38,570,276)	(35,446,163)

Net assets available for benefits	$5,797,953,232	$5,204,896,475

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2011 and 2010

	2011	2010
Net investment income:
Net (depreciation) appreciation in fair value of investments:
Registered investment company funds	$(134,690,131)	$268,142,550
Costco Wholesale Corporation common stock	219,613,801	254,496,111
Common commingled trust fund	3,085,839	19,274,290
Interest	32,726,764	35,098,576
Dividends	79,209,694	70,047,150

Total net investment income	199,945,967	647,058,677

Interest from notes receivable from participants	15,641,256	14,820,686
Contributions to the Plan:
Employee	300,033,965	272,581,339
Employer	256,260,338	239,478,021

Total contributions	556,294,303	512,059,360

Distributions to participants	(178,824,769)	(138,671,339)

Net increase in net assets available for benefits	593,056,757	1,035,267,384
Net assets available for benefits, beginning of year	5,204,896,475	4,169,629,091

Net assets available for benefits, end of year	$5,797,953,232	$5,204,896,475

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(1)	Plan Description

The following description of the Costco 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. Participants in the Plan are employees of Costco Wholesale Corporation (the Company).

The Plan is a defined contribution plan established by the Company under the provisions of Section 401(a) of the Internal Revenue Code (the IRC) that includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(a)	Eligibility

The Plan allows certain employees over 18 years of age to make salary deferral contributions and receive matching contributions commencing the first day of the month following the completion of 90 days of employment. To be eligible to receive a discretionary contribution from the Company, an employee must be at least 18 years of age and must have completed one year of service. For this purpose, a year of service is a period of 12 consecutive months in which an employee has worked at least 1,000 hours. Once the age and service requirements have been met, an employee may enter the plan for purposes of the Company’s discretionary contribution on the next “plan entry date,” which occurs twice each year, on January 1 and July 1.

(b)	Employee Contributions

Each year, participants may contribute from 1% to 50% of their compensation before income taxes, subject to certain limitations set by the Internal Revenue Service (IRS). Participants may also contribute amounts representing distributions from other qualified benefit or contribution plans (known as rollover contributions).

All newly eligible employees are automatically enrolled in the Plan at a contribution rate of 3% unless the employee elects otherwise. On an active participant’s employment anniversary date, and each anniversary date thereafter, the percentage deferred into the Plan automatically increases by one percentage point to a maximum deferral of 15%. Employees may choose to opt out of this automatic deferral increase program.

(c)	Employer Contributions

All Company contributions are made in cash and invested in accordance with investment selections made by participants. If no selection has been made, the contribution is defaulted to the age-appropriate Retirement Date Fund. Employer contributions are allocated based on an employee’s classification as either: 1) a California Union Employee; or 2) an Other-than-California Union Employee.

(1)	California Union Employees

The Company matches 50% of each employee’s contribution up to a maximum employer matching contribution of $250 per year.

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The Company also makes contributions into the accounts of all eligible plan participants employed on the last day of the plan year based upon straight-time hours worked during the plan year, up to a maximum of 2,080 hours per calendar year. These contributions in 2011 and 2010 ranged from $0.05 to $0.60 per hour (based upon years of service), totaling $5.6 million and $5.3 million for 2011 and 2010, respectively.

(2)	Other-than-California Union Employees

The Company matches 50% of each employee’s contribution up to a maximum employer matching contribution of $500 per year.

The Company may also contribute a discretionary amount into the account of each participant that is employed by the Company on the last day of the plan year. Discretionary contributions were approved for the plan years ending December 31, 2011 and 2010 totaling $207 million and $192.1 million, respectively, and ranged from 3% to 9% of each participant’s compensation based upon years of service.

(d)	Participants’ Accounts

Participants’ accounts are valued on a daily basis based on quoted market prices or, in the case of the Common Commingled Trust Funds, the quoted market prices of the underlying securities. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Vesting

Participants are immediately vested in their contributions, plus actual earnings thereon. Vesting in the employer-match and discretionary contributions, including actual earnings thereon, is based on years of service, according to the following schedule:

Years of service	Percentage vested
Under 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	100%

(f)	Forfeitures

Forfeitures may be used to reduce future employer contributions or to pay administrative expenses. There were no unallocated forfeitures as of December 31, 2011 and 2010 after consideration of forfeitures used to reduce the employer discretionary contributions funded subsequent to each year. During 2011 and 2010, forfeitures totaling $3.2 million and $2.4 million respectively, were used to reduce employer contributions. Forfeitures, without the benefit of investment gains or losses, can be restored to a participant’s account if, within five years, the participant is re-employed by the Company and repays the full dollar amount distributed because of the termination.

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(g)	Investment Options

Upon enrollment in the Plan, a participant may direct the account balance into any of the investment options currently available, as listed on the Statements of Net Assets Available for Benefits. Participants may change their investment options and transfer amounts between funds daily. T. Rowe Price is the trustee for all investments, serves as investment manager for certain registered investment company and common commingled trust funds, and provides recordkeeping of all participant accounts. Amounts may be temporarily invested in a cash account prior to investment in Costco Wholesale Corporation common stock.

Dividends on the Company’s stock are reinvested in the participant’s Company stock account, unless a distribution is requested by the participant. During the years ended December 31, 2011 and 2010, dividends totaling approximately $182,000, and $122,000, respectively, were distributed to participants. A participant may direct the Trustee as to the manner in which the Company’s stock allocated to the participant’s account shall be voted.

Effective June 1, 2011, the Plan added the T. Rowe Price Institutional Mid-Cap Equity Growth Fund and the Vanguard Total Bond Market Index Fund Institutional Shares. These funds replaced the T. Rowe Price Mid-Cap Growth Fund and the Vanguard Total Bond Market Index Signal Fund, respectively.

(h)	Distributions

Upon termination of employment, total disability, or death, the vested interest in a participant’s account is payable in a lump sum. Participants may apply for a distribution of all or a portion of the vested interest at any time after attainment of age 59-1/2. Participants are also eligible to make hardship withdrawals from their salary deferral contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months.

(i)	Notes Receivable from Participants

A participant may borrow up to the lesser of $50,000 or 45% of his or her vested account balance, calculated using the participant’s pre-tax contribution, rollover, Company matching and Company discretionary contribution amounts. Only the participant’s pre-tax contribution, rollover, and Company-matching amounts may be borrowed against, with a minimum note of $1,000. Notes are payable through payroll deductions over a period ranging up to 180 months, depending on the purpose of the note.

The interest rate is determined by the plan administrator based on the Bank of America prime rate on the last day of the prior calendar quarter in which the note was made, plus 1% for a primary residence loan and 2% for a standard loan. The rates at December 31, 2011 and 2010 ranged from 4.25% to 11.50%. The notes have various maturity dates, through December 2026.

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(j)	Plan Administrator

The Plan is administered by the Benefits Committee, which is appointed by the Board of Directors of the Company.

(k)	Administrative and Investment Expenses

All administrative and custodial fees of the Plan are paid by the Company. All investment management and transaction fees directly related to Plan investments are paid by the Plan. Investment fees for 2011 and 2010 were approximately $3.9 million and $3.6 million, respectively.

(2)	Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to use estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from these estimates.

(c)	Investment Valuation and Income Recognition

The Plan invests in Company common stock, and various registered investment company and common commingled trust funds that, in turn, invest in a combination of stocks, bonds and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that those changes could materially affect the amounts reported in the statements of net assets available for benefits.

Registered investment company funds and Company common stock are stated at fair value based upon quoted market prices. The T. Rowe Price Equity Index Trust Fund is a common commingled trust fund stated at fair value and valued daily based on the quoted market prices of the underlying securities.

The T. Rowe Price Stable Value Fund is a common commingled trust fund invested primarily in guaranteed investment contracts (GICs) and synthetic GICs. The GICs are fully benefit-responsive and are recorded at contract value. A benefit-responsive investment contract is a contract between an insurance company, a bank, a financial institution, or any financially responsible entity, with a plan that provides for a stated return on principal invested over a specified period and that permits withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the plan. Participant withdrawals from the plan are required to be at contract value. The overall effective yield and crediting rate of the Stable Value Fund was 2.69% and 2.97%, respectively, for the year ended December 31, 2011, and 3.65% and 4.10%, respectively, for the year ended December 31, 2010. Contract value is equal to principal balance plus accrued interest.

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The fair value of the GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable investment durations.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is a relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Plan Benefits are prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the date declared. Net appreciation (depreciation) in fair value of investments includes the change in the fair value of assets from one period to the next, plus realized gains and losses.

(d)	Notes Receivable from Participants

Participant loans are classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.

(e)	Distribution of Benefits

Distributions of benefits are recorded when paid.

(3)	Fair Value Measurement

Authoritative guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. This guidance also establishes a fair value hierarchy that requires maximizing the use of observable inputs when measuring fair value. The three levels of inputs that may be used are:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Significant unobservable inputs that are not corroborated by market data.

The following valuation techniques are used to measure fair value:

Level 1 primarily consists of financial instruments, such as investments in registered investment company funds and Costco Common Stock, whose value is based on quoted market prices, such as quoted net asset values published by the fund as supported in an active market, exchange-traded instruments and listed equities.

Level 2 includes assets and liabilities where quoted market prices are unobservable but observable inputs other than Level 1 prices, such as quoted prices for similar assets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Plan’s Level 2 assets include investments in common commingled trust funds. Valuation methodologies are based on “consensus pricing,” using market prices from a variety of industry-standard data providers or pricing that considers various assumptions, including time value, yield curve, volatility factors, credit spreads, default rates, loss severity, current market and contractual prices for the underlying instruments or debt, broker and dealer quotes, as well as other relevant economic measures. All are observable in the market or can be derived principally from or corroborated by observable market data, for which the Plan typically receives independent external valuation information.

The Plan has no Level 3 assets or liabilities as of December 31,2011 and 2010.

Valuation techniques utilized during the reporting period in the fair value measurement of assets and liabilities presented on the Plan’s statement of net assets available for benefits were not changed from previous practice.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents information about the Plan’s financial assets that are measured at fair value on a recurring basis as of December 31, 2011 and 2010, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value:

		December 31, 2011 (in thousands)
	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)
Investments in Registered Investment Company Funds:
Balance Funds	$2,306,845	$2,306,845	$—
Equity Funds	91,654	91,654	—
Money Market Funds	984	984	—

Total Investments in Registered Investment Company Funds	2,399,483	2,399,483	—
Investments in Common Commingled Trust Funds	1,268,178	—	1,268,178
Costco Wholesale Common Stock Funds	1,639,430	1,639,430	—

Total Investments	$5,307,091	$4,038,913	$1,268,178

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

		December 31, 2010 (in thousands)
	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)
Investments in Registered Investment Company Funds:
Balance Funds	$2,131,253	$2,131,253	$—
Equity Funds	120,130	120,130	—
Money Market Funds	1,189	1,189	—

Total Investments in Registered Investment Company Funds	2,252,572	2,252,572	—
Investments in Common Commingled Trust Funds	1,131,792	—	1,131,792
Costco Wholesale Common Stock Funds	1,384,779	1,384,779	—

Total Investments	$4,769,143	$3,637,351	$1,131,792

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA and the requirements of the collective bargaining agreement with the International Brotherhood of Teamsters in California. In the event of plan termination, participants will become 100% vested in their accounts.

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(5)	Tax Status

The Internal Revenue Service (IRS) has informed the Company that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended subsequent to receiving the determination letter on May 5, 2006. The Plan Administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRS.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

(6)	Party-in-Interest and Related Party Transactions

Certain Plan investments are shares of registered investment company and common commingled trust funds managed by T. Rowe Price. T. Rowe Price is also the trustee and record keeper as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in Company common stock. Therefore, these transactions also qualify as party-in-interest transactions.

COSTCO 401(k) RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value

Registered investment company and common commingled trust funds:
American Funds	Growth Fund of America R5	$127,233,346
American Funds	New Perspective Fund R5	104,649,713
Artio	International Equity I Fund	91,653,577
Davis Funds	New York Venture Fund Class Y	118,120,454
* T. Rowe Price	Small-Cap Stock Fund	183,736,252
* T. Rowe Price	Spectrum Income Fund	278,945,236
* T. Rowe Price	Mid-Cap Growth Fund	457,598,761
* T. Rowe Price	Retirement Income Fund	13,374,092
* T. Rowe Price	Retirement 2005 Fund	9,401,735
* T. Rowe Price	Retirement 2010 Fund	28,706,957
* T. Rowe Price	Retirement 2015 Fund	66,234,916
* T. Rowe Price	Retirement 2020 Fund	117,533,547
* T. Rowe Price	Retirement 2025 Fund	124,996,155
* T. Rowe Price	Retirement 2030 Fund	141,438,817
* T. Rowe Price	Retirement 2035 Fund	111,627,790
* T. Rowe Price	Retirement 2040 Fund	160,379,782
* T. Rowe Price	Retirement 2045 Fund	157,971,163
* T. Rowe Price	Retirement 2050 Fund	52,290,573
* T. Rowe Price	Retirement 2055 Fund	35,972,589
* T. Rowe Price	Equity Index Trust Fund Class C	162,208,717
* T. Rowe Price	Stable Value Fund (at contract value)	1,067,398,641
Vanguard	Total Bond Market Index Signal Fund	16,633,409
Common stock
* Costco Wholesale Corporation	Common stock	1,639,430,046
Notes receivable from participants
* Various Participants	Interest rates of 4.25% to 11.50% maturing through December 2026	316,853,811

		$5,584,390,080

*	Indicates a party-in-interest.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COSTCO 401(K) RETIREMENT PLAN

Date: June 19, 2012	By:	/s/ JOHN MATTHEWS
John Matthews

Senior Vice President Costco Wholesale Corporation